Improper Goods Inc



ANNUAL REPORT

3961 N Williams Ave

Portland, OR 97227

(503) 662-7147

https://thebitterhousewife.com/

This Annual Report is dated April 26, 2022.

BUSINESS

Improper Goods Inc. d/b/a The Bitter Housewife is an Oregon C-Corp and is a maker of craft cocktail bitters and non-alcoholic adult beverages. Our products are sold across the United States, Canada, and Japan at stores like William Sonoma, New Seasons, Market of Choice, and Safeway/Albertsons, as well as growing direct-to-consumer businesses online.

We sell primarily via our distribution partners Crown Pacific, A Priori, and Point Blank Distribution. We also sell direct to independent retailers via direct sales and B2B Markets such as Faire.

We manufacture all our products in our own facility and fulfill out of our warehouse.

We were originally an Oregon Partnership formed in 2014, we converted to an Oregon LLC in 2016, and then into an Oregon C-Corp in 2018.

Previous Offerings

Name: Common Stock
Type of security sold: Equity

Final amount sold: $105,000.00
Number of Securities Sold: 422,500
Use of proceeds: Product Development
Date: February 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $149,595.00
Use of proceeds: Operating Expenses
Date: May 22, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $169,621
Number of Securities Sold: 169,621
Use of proceeds: Product Development
Date: November 04, 2021
Offering exemption relied upon: Section 4(a)(6)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:
Year ended December 31, 2021 compared to year ended December 31, 2020
Revenue
Revenue for fiscal year 2021 was $706,746.75, up about 175.9% compared to fiscal year 2020 revenue of $409927. This increase can largely be attributed to the focus on direct to consumer sales and direct wholesale to small retail shops across the country. We believe that while many changes are temporary, there are fundamental changes that have affected the consumer package good industry. We do expect that there will be new opportunities as restaurants and bars reopen fully. We also believe that there will be continued growth in interest for better for you beverages because of the past years' experience.
Cost of Sales
Cost of sales in 2021 was $374,798, an increase of approximately $177,660 from costs of $197,138 in fiscal year 2020. The increase was largely due to increased sales which required more inventory to be on hand. The coronavirus pandemic also led to an increase in prices of packaging and logistics, as well as interruptions in our supply chain and production.
Gross Margins

2021 gross profit increased by $112,884 over 2020 gross profit and our gross margin as a percentage of revenue decreased from 51.4% in 2020 to 45.87% in 2021. This decrease in performance is mainly attributed to the coronavirus pandemic, which while we enjoyed increased sales we also experienced increased costs in packaging and logistics.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, warehouse & logistics expenses, marketing and advertising expenses, insurance and professional fees, and G&A expenses. The company additionally incurred interest expense as a result of our loans and convertible notes. We have made significant one-time investments in infrastructure and professional services.

Historical results and cash flows:

Because we launched our canned beverages at the end of 2019, and then covid lockdown occurred just as we were about to expand distribution, 2020 and 2021 are not fully representative of future expectations. While we've seen overall growth in revenues, consumer patterns are still unpredictable and the current climate of logistics and supply chain has us constantly adapting and reacting.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $77,155.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration
Amount Owed: $500,000.00
Interest Rate: 3.75%
Maturity Date: May 21, 2050
Note is secured by assets held by the Company and maturity date is May 21, 2050. Payments are $2,516.00 per month beginning on Oct 21, 2022.

Creditor: Three Little Figs
Amount Owed: $46,874.88
Interest Rate: 0.0%
Maturity Date: June 05, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dan Brazelton

Dan Brazelton's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President and CEO
Dates of Service: May 01, 2014 - Present

Responsibilities: Long-range, strategic planning. Operations including production oversight. Sales management. Develop, enforce and reevaluate company policies and procedures.

Compensation is $60,000 per year.

Name: Genevieve Brazelton
Genevieve Brazelton's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CMO
Dates of Service: May 01, 2014 - Present
Responsibilities: Marketing, Product Development, Brand Identity. Compensation is $60,000 per year.
Position: Secretary
Dates of Service: May 01, 2012 - Present
Responsibilities: Corporate Secretary executes and maintains all required official corporate filings, documents, reports and records according to applicable laws and regulations. Responsible for shareholder relations, communicating with Board members and coordinating shareholder lists and registrations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Genevieve Brazelton
Amount and nature of Beneficial ownership: 3,325,000
Percent of class: 64.32

Title of class: Common Stock
Stockholder Name: Dan Brazelton
Amount and nature of Beneficial ownership: 1,252,500
Percent of class: 24.23

Title of class: Common Stock
Stockholder Name: Start Engine
Amount and nature of Beneficial ownership: 169.621
Percent of class: 3.28

RELATED PARTY TRANSACTIONS

Name of Entity: Ari Schindler
Relationship to Company: Executor of Maria Schindler Family Estate which has 8% equity.

Nature / amount of interest in the transaction: Short term bridge loan
Material Terms: $20,000, 4% interest, single balloon payment 12/31/2022

OUR SECURITIES

The company has authorized Common Stock, SAFE Notes, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 5,169,621 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE Notes

The security will convert into Common stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $149,595.00

Maturity Date: September 01, 2022

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $2,500,000.00

Conversion Trigger: An equity financing of not less than $1,000,000

Material Rights

If a Change of Control occurs prior to a Qualified Equity Financing, (i) the Company will give the Investors at least ten (10) days prior written notice of the anticipated closing date of such sale of the Company and (ii) then the Investor has the right, at the Investor's option, to receive a payment equal to two times the amount of the Principal Balance and accrued interest as of the date of the Change of Control in full satisfaction of this Note.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

--

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry.

However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Improper Goods, Inc was formed on February 1, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Improper Goods, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property and/or find prior art to invalidate it. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors. Further, any significant disruption in service on Improper Goods, Inc or in its computer systems could reduce the attractiveness of the company and result in a loss of investors and companies interested in using our product. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Improper Goods, Inc could harm our reputation and materially negatively impact our financial condition and business.

Covid Related Risks

Covid restrictions on bars and restaurants may continue to curtail on premise sales. Opening of bars and restaurants may impact retail sales of cocktail and beverage related products.

Supply Chain Risks

While the company has taken steps to source continued supply of cans and other required ingredients and packaging, covid, weather, and market conditions have made supply chain concerns acute in 2020. These conditions may continue or worsen in the future.

We could fail to achieve the growth rate we expect even with additional investments

We expect to generate a significant amount of growth from the investments we will make into marketing and distribution expansion following this offering and the private placement that we are conducting concurrently. However, it is possible that retail velocity will not increase as we expect. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

Improper Goods Inc

By   /s/ *Daniel Brazelton*

Name: <u>Improper Goods Inc</u>

Title: President, CEO

Exhibit A

FINANCIAL STATEMENTS

I, Daniel Brazelton, the President and CEO of Improper Goods Inc, hereby certify that the financial statements of Improper Goods Inc and notes thereto for the periods ending Dec 31 2020 and Dec 31 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $732,529 ; taxable income of $13,911 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _4/21/22____ (Date of Execution).

_____ (Signature)

_____President and CEO (Title)

_____4/21/22_____ (Date)

Balance Sheet

Improper Goods Inc
As of December 31, 2021
Accrual Basis

	DEC 31, 2021

Assets

Current Assets

Cash and Cash Equivalents

A Pac West Checking	21,841.27
Amex Plum Card - Genevieve	146.19
PacWest Savings	55,040.76
PAYPAL	43.90
Stripe USD	82.89
Total Cash and Cash Equivalents	**77,155.01**
Accounts Receivable	121,819.45
Accounts Receivable - (Allowance)	(15,305.63)
AR Clearing	(2,010.82)
Bulletin Holding	(495.13)
Employee Cash Advances	2,000.00
Inventory Asset	19,892.33
Inventory Asset: Bulk BItters	7,761.52
Inventory Asset: Finished Goods	7,314.98
Inventory Asset: Packaging	68,692.47
Inventory Asset: Raw Ingredients	18,644.70
Prepaid Rent	28,031.00
Shopify Clearing	72.00
Uncategorized Asset	(75.85)
Total Current Assets	**333,496.03**

Fixed Assets

Accumulated Depreciation	(32,529.19)
Computer Equipment	16,071.35
Manufacturing Equipment	64,541.55
Office Equipment	9,333.18
Security Deposit	5,751.40
Total Fixed Assets	**63,168.29**
Total Assets	**396,664.32**

Liabilities and Equity

Liabilities

Current Liabilities

Accounts Payable	55,322.89

	DEC 31, 2021
Amex Plum Card - Dan	5,592.14
Barclays View Mastercard	4,808.00
Bill.com Money Out Clearing	2,349.41
Chase Ink	1,715.15
GetParkerCard	1,549.60
Gift Card Liabilities	30.00
Rounding	14.69
Sales Tax	4.68
Spark Visa Signature Business	851.19
Taxes:State Unemployment Tax	(220.45)
Total Current Liabilities	**72,017.30**
Long Term Liabilities	
Ari Schindler Loans	20,000.00
EIDL Advance	5,000.00
EIDL Loan	496,245.00
EIDL Loan - Accrued Interest	13,395.90
Lease Liability	43,371.51
Other Convertible Notes	154,595.00
Other Convertible Notes:Accrued Int	28,108.47
Total Long Term Liabilities	**760,715.88**
Total Liabilities	**832,733.18**
Equity	
Additional Paid In Capital	5,000.00
Current Year Earnings	75,980.48
Herbert/Marsha Schindler Trust	100,000.00
Retained Earnings	(727,320.19)
Startengine Capital	110,270.85
Total Equity	**(436,068.86)**
Total Liabilities and Equity	**396,664.32**

Income Statement (Profit and Loss)

Improper Goods Inc
For the year ended December 31, 2021
Accrual Basis

	2021
Income	
Amazon Sales	5,992.97
Consignment	3,322.00
Consumer Direct Sales	264.60
Consumer Online Sales	201,885.30
Co-Packing Revenue	5,626.96
Direct Wholesale Sales	312,927.46
Distributor Sales	183,786.71
Interest Income	31.16
Other Revenue	757.76
Returns / Refunds	(324.33)
Shipping Income	1,913.50
Trade Spend	(63.87)
Trade Spend:Billbacks	(8,691.07)
Trade Spend:Freefill/Slotting	(682.40)
Total Income	**706,746.75**
Cost of Goods Sold	
Cost of Goods Sold	164,075.31
Cost of Goods Sold (Freight-in and shipping costs)	(290.32)
Fulfilment Services	2,913.73
Inventory Adjustment	1,475.30
Performance Marketing	59,004.85
Selling Fee	3,249.12
Shipping Charges & Materials	(615.34)
Shipping Charges & Materials:Freight-In	11,769.57
Shipping Charges & Materials:Freight-Out	88,044.77
Shipping Charges & Materials:Shipping Materials	189.00
Wages and Salary - Cost of Goods Sold	44,982.00
Total Cost of Goods Sold	**374,797.99**
Gross Profit	**331,948.76**
Operating Expenses	
Bad Debt	705.51
Bank Fees	321.92
Credit Card Interest	1,375.27
Credit Card Rebates	(1,482.45)

	2021
Depreciation Expense	14,381.69
Education & Research	59.80
General & Administrative	18.00
General & Administrative:Business Licenses and Permits	728.00
General & Administrative:Computer and Internet Expenses	1,613.66
General & Administrative:Donations	30.00
General & Administrative:Dues & Subscriptions	3,101.43
General & Administrative:Miscellaneous	229.00
General & Administrative:Office Supplies	4,206.80
General & Administrative:Payroll Processing Fees	1,086.00
General & Administrative:Software SaaS Servers	18,510.31
General & Administrative:Tax	537.36
General & Administrative:Telephone Expense	2,625.13
Insurance Expense:General Liability Insurance	8,738.60
Insurance Expense:Health Insurance	25,623.32
Insurance Expense:Life and Disability Insurance	872.52
Insurance Expense:Worker's Compensation	1,007.34
Interest Expense	12,159.11
Interest Expense - Capital Lease	2,556.63
Interest Expense - EIDL	9,950.60
Interest Expense - OnDeck	6,489.43
Interest Expense - PPP	302.54
Marketing	30,671.75
Marketing: PR	28,000.00
Marketing:Advertising & Promotions	17,616.79
Marketing:Design & Content Production	12,560.39
Marketing:Event Entry Fees	3,745.00
Marketing:Field Marketing	294.00
Marketing:Marketing Promotion	175.00
Marketing:Materials	1,298.62
Marketing:Research	514.01
Marketing:Sales Samples	49.00
Merchant Account Fees	7,512.38
Other Expense (Income)	2,000.00
Other Miscellaneous Service Cost	2,595.48
PayPal Fees	8.00
Payroll Taxes	24,268.40
Postage and Delivery Expense	5,281.82
Professional Fees	335.00
Professional Fees:Accounting	46,464.05
Professional Fees:Legal	6,730.84

	2021
Reimbursements	1,514.81
Selling:Commissions	254.51
Small Wares Expense	8,482.35
Subcontractor	10,106.42
Supplies & Materials	263.93
Travel & Entertainment	12.50
Travel & Entertainment:Airfare	749.23
Travel & Entertainment:Automobile Expense	5,587.75
Travel & Entertainment:Lodging	753.33
Travel & Entertainment:Meals & Entertainment (50%)	2,186.43
Travel & Entertainment:Mileage	26.46
Travel & Entertainment:Parking/Taxi/Car Rental	148.48
Uncategorized Expense	230.00
Wages and Salary	209,078.88
Warehouse & Logistics:Equipment	(551.73)
Warehouse & Logistics:Equipment Lease	12,255.46
Warehouse & Logistics:Janitorial	2,100.00
Warehouse & Logistics:Rent	82,791.20
Warehouse & Logistics:Repairs & Maintenance	4,429.56
Warehouse & Logistics:Utilities	8,778.25
Total Operating Expenses	**655,065.87**

Operating Income (323,117.11)

Other Income / (Expense)

Other Income	399,097.59
Total Other Income / (Expense)	**399,097.59**

Net Income 75,980.48

CERTIFICATION

I, Daniel Brazelton, Principal Executive Officer of Improper Goods Inc, hereby certify that the financial statements of Improper Goods Inc included in this Report are true and complete in all material respects.

Daniel Brazelton

President, CEO